Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-173886

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT. NOTHING HEREIN SHALL CONSTITUTE AN OFFERING OF ANY SECURITIES REFERRED TO IN THIS ANNOUNCEMENT. PLEASE ALSO SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

30 July 2013

Barclays PLC Announces Leverage Plan

Introduction

On 20 June 2013 the Prudential Regulation Authority announced the results of its review of the capital adequacy of major UK banks and building societies. As part of its review, the PRA introduced a 3% Leverage Ratio target, calculated on a PRA-adjusted CET1 capital base and using a CRD IV leverage exposure measure. As at 30 June 2013, Barclays’ PRA Leverage Ratio was 2.2%, representing a gap of £12.8 billion.

In order to achieve the PRA 3% Leverage Ratio target by June 2014, Barclays today announces a series of actions, including an underwritten Rights Issue, measures to reduce Barclays’ CRD IV leverage exposure, and the continued execution of Barclays’ capital plan with the issuance of CRD IV qualifying Additional Tier 1 securities. More detailed information is set out below.

Rights Issue

Barclays PLC today announces its intention to raise approximately £5.8 billion (net of expenses) by way of a Rights Issue of one New Ordinary Share for every four Existing Ordinary Shares at an Issue Price of 185 pence per New Ordinary Share. This represents a discount of approximately 40.1% to the closing price on the London Stock Exchange of 309.05 pence per Ordinary Share on 29 July 2013 (being the last Business Day prior to the release of this announcement) and a discount of approximately 34.9% to the theoretical ex-rights price based on the Closing Price.

Barclays Investment Bank is acting as global co-ordinator for the Rights Issue. The Rights Issue has been underwritten by a syndicate of banks comprising Credit Suisse, Deutsche Bank, BofA Merrill Lynch and Citi. Further details of the Rights Issue are set out in Appendix 2 of this announcement.

“After careful consideration of the options to meet the PRA request for a 3% leverage ratio by June 2014, the Board has decided on a set of actions, including the rights issue, to meet this target, whilst continuing to deliver our strategy under the Transform programme. The PRA has agreed and welcomes our plan.

As a result we expect Barclays to be in an even stronger capital position, allowing us to increase the dividend payout ratio ahead of the original Transform target.

The Board expects that Barclays will continue to reduce leverage further, whilst maintaining target capital levels, and will aim to do so in a way that achieves sustainable returns above the cost of equity.”

Sir David Walker, Chairman

“We remain committed to the objectives set out in the Transform programme to achieve our goal of becoming the ‘Go-To’ bank. Just five months into our plan I believe we are building good momentum.

As a consequence of the PRA’s review we have had to modify our capital plans, in order to meet the 3% leverage ratio target by June 2014.

After careful consideration of the options, the Board and I have determined that Barclays should respond quickly and decisively to meet this new target. We have developed a bold but balanced plan to do so.

The plan is a combination of: a rights issue; prudent reduction of our leverage exposure; issuance of additional tier 1 securities; and the retention of earnings and other forms of capital accretion. We believe this represents the right combination to meet the PRA’s leverage target. It also enables us to maintain our planned lending growth and broader support of our customers and clients.

The Board and I are aware of the implications of a rights issue for shareholders. We hope to balance this with reduced uncertainty in the outlook for Barclays and with enhancement of our dividend payout from 2014.

Five of our six Transform financial targets remain unchanged, or have accelerated timescales. There is a modest delay in the RoE target as a consequence of these plans. However, we believe Barclays will be stronger for taking decisive action today.”

Antony Jenkins, Chief Executive

Background to and Rationale for the Rights Issue

•

On 20 June 2013 the Prudential Regulation Authority announced the results of its review of the capital adequacy of major UK banks and building societies. Barclays confirmed at the time that it expected to meet the PRA’s target for an adjusted 7% Fully Loaded CET1 ratio by December 2013 through planned balance sheet actions and retained earnings generation. This expectation has not changed.

•

As part of its recent review, the PRA also introduced a 3% leverage ratio target, calculated on a PRA-adjusted CET1 capital base and using a CRD IV leverage exposure measure. Applying this measure to Barclays’ previous capital plan, it estimated a PRA Leverage Ratio for Barclays of 2.5%. Barclays discussed a number of options with the PRA to meet the 3% PRA Leverage Ratio target, following which Barclays was asked to submit a plan to achieve the target by 30 June 2014.

•

The Transform programme, announced by Barclays on 12 February 2013 and representing the Company’s strategy over the medium term, assumed risk-based capital measures as the primary variable. It nonetheless was expected to achieve a leverage ratio of 3% ahead of the anticipated CRD IV deadline.

•

Barclays reported today CRD IV leverage ratios as at 30 June 2013 of 3.1% and 2.5%, using CRD IV transitional and fully loaded calculations respectively. The fully loaded figure is down from 2.8% as at the end of December 2012, calculated on a £1,413 billion CRD IV leverage exposure compared to £1,559 billion at 30 June 2013. This increase in leverage exposure arises principally from changes to the calculation methodology following publication of the final CRD IV text on 26 June 2013 and other refinements, totalling £85 billion net. The remaining increase of £61 billion includes seasonal movements in settlement balances and other assets.

•

In calculating the PRA Leverage Ratio, Barclays has applied PRA adjustments of £4.1 billion to fully loaded CRD IV CET1 capital. This adjustment has reduced from the figure of £8.6 billion used by the PRA in its review, principally through taking account of Conduct Provisions and a reduced impact of prudential valuation adjustments.

•	These adjustments bring the total calculated gap to £12.8 billion, or a PRA Leverage Ratio of 2.2%. Further details are set out in the following table.

Estimated CRD IV Leverage Ratio and PRA Leverage Ratio

£bn	FY 12 Pillar 3	Revised CRD IV & other refinements	FY 12 revised estimate	H1 13 movements	H1 13
Total assets (IFRS balance sheet)	1,490	(2)	1,488	45	1,533
CRD IV exposure measure adjustments	(77)	87	10	16	26
Fully loaded CRD IV leverage exposure measure	1,413	85	1,498	61	1,559
CRD IV fully loaded Tier 1 capital	40.0	(2.5)	37.5	0.8	38.3
CRD IV fully loaded leverage	2.8%	(0.3%)	2.5%	—	2.5%
CRD IV fully loaded CET1 capital	39.8	(2.5)	37.3	0.8	38.1
PRA CET1 adjustments					(4.1)
PRA adjusted fully loaded CET 1 capital					34.0
PRA Leverage Ratio					2.2%
CET1 capital gap to 3% PRA leverage target					12.8
Leverage exposure gap to 3% PRA leverage target					427

•	Barclays has agreed with the PRA to take the following leverage exposure and capital management actions to meet the PRA Leverage Ratio target:

•	Raise approximately £5.8 billion, net of expenses, through the underwritten Rights Issue announced today; and

•	Take further capital, or capital equivalent, actions through a combination of the following:

•

Reduce CRD IV leverage exposure by £65-80 billion to approximately £1.5 trillion (equal to approximately £2-2.5 billion of capital) through low execution risk management actions which have already been identified by the Board;

•	Raise up to £2 billion of CRD IV qualifying Additional Tier 1 securities with a 7% Fully Loaded CET1 trigger, which the PRA has confirmed can be used in the PRA Leverage Ratio calculation; and

•

Retention of earnings and other forms of capital accretion. As a result of the Conduct Provisions announced today, the Board believes that Barclays has further strengthened its ability to retain earnings and to generate capital going forward.

•	Execution of the Leverage Plan is expected to result in Barclays’ PRA Leverage Ratio being above 3% by June 2014.

•

Barclays considered a range of alternative plans to meet the 3% PRA Leverage Ratio by June 2014, including through accelerated asset reductions. Meeting this target through reducing leverage exposure alone would have required approximately £427 billion of reductions. The Board determined that such actions in that timeframe would have a damaging effect on Barclays’ business franchises and would be subject to significant execution risk. In addition, such actions would negatively impact Barclays’ commitment and desire to support lending to customers and clients.

•

Barclays will continue to analyse and scrutinise its balance sheet for additional opportunities to further reduce leverage exposure beyond 2014 over and above the original Transform plans. Barclays expects to update the market on its progress in due course.

•

Alongside implementation of the Leverage Plan, Barclays will look to manage the trade-off between the benefits of holding additional capital and implementing measures to improve return on equity, as our ability to deploy capital in higher return areas improves.

Transform Programme Impacts

•

Given the introduction of the PRA Leverage Ratio, the Board has assessed the impact of the Leverage Plan on Transform and has concluded that the programme can still achieve its objectives over time. The Board believes that the Leverage Plan will not significantly affect the Group’s strategy as the underlying businesses remain fundamentally strong and resilient. The Board also believes that the Leverage Plan will place Barclays in a stronger position to achieve its Transform targets and objectives in the new regulatory environment.

•	The Transform programme is underpinned by six financial targets, described in the table below. Three of these are directly impacted as a consequence of the Leverage Plan:

1.

Return on Equity – an important objective of the Transform programme is to generate a sustainable return on equity above the cost of equity. Barclays is now targeting that its RoE will exceed CoE in the course of 2016, rather than in 2015, as a consequence of its limited ability to deploy the capital raised through the Leverage Plan in higher return areas. Notwithstanding this expectation, Barclays will continue to assess further actions to accelerate and increase its RoE.

2.

Dividends – Barclays announced today a second interim dividend of 1.0 pence per Ordinary Share. Notwithstanding the Rights Issue, Barclays anticipates maintaining a dividend payout for the remainder of 2013 at the same level per share as that for 2012. The Board expects that the combination of capital generation through retention of earnings and execution of the Leverage Plan will result in significantly higher levels of capital by December 2015. Accordingly, subject to meeting applicable minimum regulatory requirements, the Board expects to adopt a 40-50% dividend payout policy from 2014. This policy would represent a higher rate of payout and would apply a year earlier than the original Transform schedule.

3.

Fully Loaded Common Equity Tier 1 – Barclays reported today an estimated Fully Loaded CET1 ratio of 8.1% as at 30 June 2013; adjusted for the Rights Issue this is equivalent to 9.3%. The Board expects this ratio to increase during the second half of 2013, with an accelerated achievement of the target 10.5% Fully Loaded CET1 ratio early in 2015.

The remaining Transform financial targets are unaffected, with progress being made on each.

	Original Target for 2015	Revised Target
Return on Equity	RoE>CoE	RoE>CoE in the course of 2016
Cost / Income Ratio	Mid-50’s	No change
CRD IV Risk Weighted Assets	£440bn	No change
Dividend Payout Ratio	30%	40-50% from 2014
Operating Expenses (excl. Costs to Achieve Transform)	£16.8bn	No change
Common Equity Tier 1 Ratio	Transitional CET1 ratio >10.5%	Fully Loaded CET1 ratio >10.5% early in 2015

Further Information on the Leverage Plan

•

The Board has concluded that the Leverage Plan provides the best way of balancing the interests of Barclays’ investors, customers and clients with the objective of meeting the PRA Leverage Ratio target by June 2014.

Reduction of Leverage Exposure

•

The Leverage Plan includes £65-80 billion of reduction (approximately £2-2.5 billion capital equivalent) in Barclays’ expected CRD IV leverage exposure, through a series of low execution risk management actions that have already been identified by the Board. These actions are not expected to have a material impact on revenues or profit before tax.

Planned CRD IV Leverage Exposure Actions (as at June 2013)	(£bn)
Potential Future Exposure on derivatives	30-35
Securities Financing Transactions	20-25
Liquidity pool assets	15-20
Planned Reduction	65-80

•	Barclays will continue to analyse the Group’s balance sheet with the objective of identifying opportunities to reduce further its expected CRD IV leverage exposure.

Additional Tier 1 Issuance

•

Barclays announced in late 2012 its intention to issue 2% of risk weighted assets in contingent capital to meet its end state CRD IV capital structure, comprising 0.5% of Tier 2 and 1.5% of AT1. The PRA has confirmed that CRD IV-compliant AT1 with a 7% Fully Loaded CET1 trigger will satisfy both the PRA’s capital and leverage ratio requirements. Barclays therefore expects to raise up to £2 billion of such AT1 securities by June 2014, in accordance with its existing capital plan. The 7% trigger for Barclays’ existing contingent capital securities will, in accordance with their terms, continue to be calculated on a basis that takes into account the PRA’s interpretation of the transitional provisions under CRD IV. Barclays reported today an estimated Transitional CRD IV CET1 ratio of 10.0% as at 30 June 2013; adjusted for the Rights Issue this is equivalent to 11.3%.

Retained Earnings and Other Forms of Capital Accretion

•

Barclays today announced £2 billion of additional Conduct Provisions, with remaining provisions for both these items totalling £3 billion as at 30 June 2013. Barclays’ ability to generate retained earnings remains strong and the Board plans further capital accretive actions, leaving the Group well placed to convert operating profits into capital.

Barclays’ Interim Results have been released today and will be available on Barclays’ website at www.barclays.com/investorrelations. A briefing webcast on the Interim Results at 9.30 am on BST today (30 July 2013) will also be available at www.barclays.com/investorrelations and a live conference call facility can be accessed by dialling (0)845-401-0014 (UK) or +44 (0)203-059-8116 (all other locations) and quoting ‘Barclays’.

Contacts - For further information, please contact:

Barclays PLC

Analysts and Investors

Charlie Rozes

+44 (0) 20 7116 5752

Media

Giles Croot

+44 (0) 20 7116 6132

Barclays Investment Bank: Sole Global Co-ordinator and Joint Bookrunner

+44 (0) 20 7623 2323

Jim Renwick

Kunal Gandhi

Credit Suisse: Joint Bookrunner and Underwriter

+44 (0) 20 7888 8888

James Leigh-Pemberton

Nick Koemtzopoulos

Deutsche Bank: Joint Bookrunner and Underwriter

+44 (0) 20 7545 8000

Tadhg Flood

Neil Kell

BofA Merrill Lynch: Joint Bookrunner and Underwriter

+44 (0) 20 7628 1000

Oliver Holbourn

Arif Vohra

Citi: Joint Bookrunner and Underwriter

+44 (0) 20 7986 4000

Michael Lavelle

Basil Geoghegan

APPENDICES

Appendix 1

Estimated CRD IV Leverage Ratio and PRA Leverage Ratio

The table below sets out a reconciliation between reported CRD IV leverage ratios and the PRA Leverage Ratio.

£bn	FY 12 Pillar 3	Revised CRD IV & other refinements	FY 12 revised estimate	H1 13 movements	H1 13
Derivative financial assets	469	—	469	(66)	403
Reverse repo and other similar secured lending	177	—	177	46	223
Loans and advances and other assets	844	(2)	842	65	907
Total assets (IFRS balance sheet)	1,490	(2)	1,488	45	1,533
Derivatives netting adjustment	(390)	—	(390)	66	(324)
Potential future exposure (PFE) add-on	161	126	287	21	308
SFT adjustments	(5)	(53)	(58)	(72)	(130)
Undrawn commitments	179	8	187	3	190
Regulatory deductions & other adj.	(22)	6	(16)	(2)	(18)
CRD IV leverage exposure measure adjustments	(77)	87	10	16	26
Fully loaded CRD IV leverage exposure measure	1,413	85	1,498	61	1,559
CRD IV fully loaded Tier 1 capital	40.0	(2.5)	37.5	0.8	38.3
CRD IV fully loaded leverage	2.8%	(0.3%)	2.5%	—	2.5%
CRD IV fully loaded CET1 capital	39.8	(2.5)	37.3	0.8	38.1
Additional Prudential Value Adjustment					(2.1)
Other valuation adjustments					(2.0)
PRA CET1 adjustments					(4.1)
PRA adjusted fully loaded CET 1 capital					34.0
PRA Leverage Ratio					2.2%
CET1 capital gap to 3% PRA leverage target					12.8
Leverage exposure gap to 3% PRA leverage target					427

Notes on exposure measure adjustments

Derivatives netting adjustment: Regulatory netting applied across asset and liability mark-to-market derivative positions, pursuant to legally enforceable bilateral netting agreements and otherwise meeting the requirements set out in CRD IV.

Potential Future Exposure (PFE) add-on: Regulatory add-on for potential future credit exposure on both exchange-traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on underlying risk category and residual trade maturity) to the gross notional value of each contract. The PFE measure recognises some netting benefits where legally enforceable bilateral netting agreements are in place, but these are floored at 40% of gross PFE by netting set, regardless of whether a positive or negative mark-to-market exists at the individual trade level. Identified low risk management actions to reduce PFE add-ons are expected through improved application of existing legal netting agreements and further data quality enhancements.

Securities Financing Transactions (SFT) adjustments: Under CRD IV the IFRS exposure measure for SFTs (e.g. repo/reverse repo) is replaced with the Financial Collateral Comprehensive Method (FCCM) measure. FCCM is calculated as exposure less collateral, taking into account legally enforceable master netting agreements, with standardised adjustments to both sides of the trade for volatility and currency mismatches. Identified low risk management actions to reduce SFT leverage exposure under CRD IV are expected through improvements in the application of collateral and enhanced trade and counterparty data.

Undrawn Commitments: Regulatory add-on relating to off balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments. The rules specify additional relief to be applied to trade finance related undrawn commitments which are medium/low risk (20%) and medium risk (50%). For Barclays, this relief is not estimated to be material.

Appendix 2

Details of the Rights Issue

Introduction

•

As explained above, Barclays PLC intends to raise approximately £5.8 billion (net of expenses) by way of a Rights Issue of one New Ordinary Share for every four Existing Ordinary Shares at an Issue Price of 185 pence per New Ordinary Share. This represents a discount of approximately 40.1% to the Closing Price and a discount of approximately 34.9% to the theoretical ex-rights price based on the Closing Price. As at the date of this announcement, the Rights Issue has been underwritten by Credit Suisse, Deutsche Bank, BofA Merrill Lynch and Citi on the terms set out in the Underwriting Agreement, details of which are set out below.

•

The Rights Issue is expected to be launched in September 2013, subject to and following the approval of the Prospectus by the UKLA and the filing of the US Prospectus with the SEC, and will be implemented pursuant to authorities granted by the Company’s shareholders at its 2013 Annual General Meeting. Barclays will also take steps to enable holders of Barclays ADSs to participate in the Rights Issue.

•

The New Ordinary Shares will not be issued in time to receive the second interim dividend of one pence per Existing Ordinary Share announced today and to be paid on 13 September 2013 but will rank equally with other Ordinary Shares in respect of dividends from the date of issue. Ordinary Shares issued to participants in the new Scrip Dividend Programme who elect to receive all or any part of their entitlement to the second interim dividend in Ordinary Shares will be issued prior to the Record Date for the Rights Issue and will therefore be eligible to participate in the Rights Issue.

•

Based on the existing issued Ordinary Share capital of Barclays as at 29 July 2013 (being the last Business Day prior to the release of this announcement), completion of the Rights Issue would result in approximately 3,216,893,546 New Ordinary Shares being issued, representing approximately 25% of the existing issued Ordinary Share capital of Barclays and 20% of the Enlarged Ordinary Share Capital. Qualifying Shareholders who take up their pro rata entitlement in full will suffer no dilution to their interests in the Company. If a Qualifying Shareholder does not take up his/her entitlement in full, the Rights Issue will be dilutive to that Qualifying Shareholder.

Conditions to the Rights Issue

•	The Rights Issue is conditional upon:

•	the Underwriting Agreement having become unconditional in all respects save for the conditions relating to Admission and not having been terminated in accordance with its terms; and

•	Admission becoming effective by no later than 8.00 a.m. (London time) on 3 October 2013 or, in certain circumstances, 7 November 2013.

The Roles of the Banks and the Potential for Additional Underwriters and Sub-underwriters

•

Barclays Investment Bank is acting as global co-ordinator and Credit Suisse as sponsor for the Rights Issue. Barclays Investment Bank, Credit Suisse, Deutsche Bank, BofA Merrill Lynch and Citi are acting as joint bookrunners for the Rights Issue. The Rights Issue has been underwritten by the Initial Underwriters on the terms of the Underwriting Agreement.

•

The Underwriting Agreement (further details of which are set out below) provides that further principal underwriting banks may, at the Company’s election, be brought into the syndicate of banks prior to the publication of the Prospectus. In addition, further institutions (including existing Shareholders) may be invited to become sub-underwriters in due course. Any sub-underwriters are expected to be paid a commission in the region of 0.8% of the aggregate proceeds of the Rights Issue in respect of the Ordinary Shares so sub-underwritten. The sub-underwriting commission will be deducted from the commissions paid to the Underwriters.

Principal terms of the Underwriting Agreement

•

Pursuant to the Underwriting Agreement, the Initial Underwriters have severally (not jointly and severally) agreed to procure subscribers for the New Ordinary Shares or, failing which, themselves subscribe for the Underwritten Shares not taken up under the Rights Issue or in respect of which subscribers are not procured, in each case in pounds sterling at the Issue Price.

•

In consideration of their services under the Underwriting Agreement, and subject to their obligations under the Underwriting Agreement having become unconditional and the Underwriting Agreement not having been terminated in accordance with its terms prior to Admission, an aggregate underwriting commission of 1.7% of the aggregate proceeds of the Rights Issue in respect of the Underwritten Shares shall be payable to the Initial Underwriters. Such amount shall be reduced by any underwriting commission payable to the Additional Underwriters at a rate of 1.5% of the portion of the proceeds of the Rights Issue in respect of the Underwritten Shares which are underwritten by the Additional Underwriters. In each case, the respective commissions shall be apportioned between the Initial Underwriters and the Additional Underwriters in proportion to their underwriting commitments. In addition, certain other fees will be paid to some of the Banks. Further details are set out in the paragraph entitled “Fees and Commissions” below.

•

The Company shall pay (whether or not the Underwriters’ obligations under the Underwriting Agreement become unconditional) all costs and expenses arising in connection with the Rights Issue, the allotment and issue of the New Ordinary Shares, Admission and the Underwriting Agreement, including customary professional services fees and other out-of-pocket expenses.

•	The obligations of the Underwriters under the Underwriting Agreement are subject to certain conditions including, amongst others:

•	Admission occurring by not later than 8.00 a.m. (London time) on 3 October 2013 or, in certain circumstances, 7 November 2013;

•	each condition to enable the Nil Paid Rights and the Fully Paid Rights to be admitted as a participating security in CREST (other than Admission);

•	the fulfilment by the Company of its obligations under the Underwriting Agreement which fall to be performed prior to Admission and which are material;

•	before Admission there being no breach by the Company of the representations and warranties given in the Underwriting Agreement;

•	the US Registration Statement having been filed with the SEC and having become effective no later than 11.59 p.m. (London time) on the date of the publication of the Prospectus;

•

in the opinion of the Initial Underwriters, acting in good faith, there having not been a material adverse change since the date of the Underwriting Agreement, as a result of which it is impracticable or inadvisable to proceed with Admission, the Rights Issue or the underwriting of the Underwritten Shares.

•

The Initial Underwriters may terminate the Underwriting Agreement prior to Admission in certain circumstances including (without limitation) for material adverse change and force majeure. For the avoidance of doubt, the Underwriting Agreement cannot be terminated after Admission.

•	The Company has given certain customary representations, warranties and indemnities to the Banks.

•

If an entitlement to New Ordinary Shares is not validly taken up, then that provisional allotment shall be deemed to have been declined and will lapse. The Underwriters will severally use reasonable endeavours to procure subscribers for all (or as many as possible) of those New Ordinary Shares not taken up. If a premium over the total of the Issue Price (in pounds sterling) and the expenses of procuring such subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax which are not recoverable) can be obtained, any such premium shall be paid to those persons with entitlements to the New Ordinary Shares at the time they lapsed. However, amounts of less than £5 per holding will not be paid but will be aggregated and retained for the benefit of the Company.

•

The Underwriters may cease to use their reasonable endeavours to procure subscribers if, in their opinion, it is unlikely that any such subscribers can be procured at the requisite price and within the relevant time frame. If and to the extent that any such subscribers cannot be procured on this basis, those Underwritten Shares not taken up will be acquired by the Underwriters in accordance with the Underwriting Agreement or by any sub-underwriters, in each case, at the Issue Price (in pounds sterling).

Fees and Commissions

Fee/Commission	Recipient	Amount
Initial Underwriter Commission	The Initial Underwriters	An aggregate of 1.7% of the Gross Underwritten Proceeds less any amount payable to the Additional Underwriters

Additional Underwriter Commission	The Additional Underwriters	An aggregate of 1.5% of the product of the Issue Price and the aggregate number of Underwritten Shares which are underwritten by the Additional Underwriters

Global Co-ordinator Fee	Barclays Investment Bank, as global co-ordinator	0.1% of the Gross Underwritten Proceeds

Broking Fee	Credit Suisse and Deutsche Bank, as joint brokers	£446,344 each

Sponsor Fee	Credit Suisse	£1,553,656

Sub-underwriter Commission	The sub-underwriters	In the region of 0.8% of the product of the Issue Price and the aggregate number of Ordinary Shares sub-underwritten (to be deducted from the commissions paid to the Underwriters)

A weekly ticking fee may be payable to the Underwriters if Admission occurs after 3 October 2013.

The full terms and conditions of the Rights Issue will be set out in the Prospectus, which is expected to be published in September 2013. In the United States, the Rights Issue will be made pursuant to the US Prospectus, which is expected to be filed with the SEC on or around the date of the Prospectus.

Appendix 3

Definitions

The definitions set out below apply throughout this announcement unless the context otherwise requires:

“£”	the lawful currency of the United Kingdom

“$”	the lawful currency of the United States

“Additional Underwriters”	any additional underwriters who accede to the Underwriting Agreement following the date of this announcement

“Admission”

the admission of the New Ordinary Shares (nil paid and fully paid) to the Official List of the FCA becoming effective in accordance with the Listing Rules and the admission of such shares (nil paid and fully paid) to trading on the London Stock Exchange’s main market for listed securities

“ADS”	an American Depositary Share representing four Ordinary Shares, listed on the NYSE

“AT1” or “Additional Tier 1”	additional tier 1 securities which meet the requirements of Article 52 of CRD IV

“Banks”	Barclays Investment Bank, Credit Suisse, Deutsche Bank, Citi and BofA Merrill Lynch

“Barclays Investment Bank”	Barclays Bank PLC, in its capacity as global co-ordinator and/or joint bookrunner, as the context requires

“Board”	the board of Directors of the Company

“BofA Merrill Lynch”	Merrill Lynch International, a subsidiary of Bank of America Corporation

“Business Day”	any day on which banks are generally open in England and Wales for the transaction of business, other than a Saturday, Sunday or public holiday

“CET1” or “CRD IV CET1”	common equity tier 1 capital, calculated under CRD IV

“Citi”	Citigroup Global Markets Limited

“Closing Price”	309.05 pence per Ordinary Share, being the closing middle market price on the London Stock Exchange on 29 July 2013 (being the last Business Day prior to the release of this announcement)

“CoE”	cost of equity

“Company” and “Barclays”	Barclays PLC

“Conduct Provisions”	further provisions announced on 30 Jun 2013 relating to payment protection insurance redress and interest rate hedging products redress

“CRD IV”

the legislative package consisting of Directive 2013/36/EU on the access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013

“CRD IV leverage exposure”	an estimated prudential exposure measure, reported on the basis set out in Article 429 of CRD IV and disclosed in the Interim Results

“CRD IV leverage ratio

an estimated non risk-based ratio calculated as CRD IV CET1 capital divided by CRD IV leverage exposure, in accordance with the reporting requirements set out in Article 429 of CRD IV and disclosed in the Interim Results

“Credit Suisse”	Credit Suisse Securities (Europe) Limited in its capacity as sponsor, joint bookrunner and underwriter and/or Credit Suisse AG, London Branch in its capacity as underwriter, as the context requires

“Deutsche Bank”	Deutsche Bank AG, London Branch

“Director”	a director of the Company

“Disclosure and Transparency Rules”	the Disclosure Rules and Transparency Rules contained in the FCA’s sourcebook

“Enlarged Ordinary Share Capital”

the issued Ordinary Share capital of Barclays following the issue of the New Ordinary Shares pursuant to the Rights Issue based on the existing issued Ordinary Share capital of Barclays as at 29 July 2013 (being the last Business Day prior to the release of this announcement)

“Existing Ordinary Shares”	the Ordinary Shares in issue as at the Record Date

“FCA”	Financial Conduct Authority

“FSMA”	Financial Services and Markets Act 2000, as amended

“Fully Loaded CET1 ratio”

an estimated risk-based ratio calculated as CRD IV CET1 capital divided by CRD IV Risk Weighted Assets (before the application of the transitional provisions set out in CRD IV and interpretive guidance dated 26 October 2012 published by the Financial Services Authority) and as disclosed in the Interim Results

“Fully Paid Rights”	rights to acquire New Ordinary Shares, fully paid

“Gross Underwritten Proceeds”	the product of the Issue Price and the aggregate number of Underwritten Shares

“Group”	Barclays and its subsidiaries and subsidiary undertakings

“Initial Underwriters”	Credit Suisse, Deutsche Bank, Citi and BofA Merrill Lynch

“Interim Results”	Barclays’ interim results for the six month period ended 30 June 2013 announced by Barclays on today’s date

“Issue Price”	185 pence per New Ordinary Share

“Leverage Plan”	the leverage exposure and capital management actions proposed to be taken by the Company and outlined in this announcement, in order to meet the PRA Leverage Ratio target of 3%

“London Stock Exchange” or “LSE”	London Stock Exchange plc or its successor(s)

“Listing Rules”	the rules and regulations made by the FCA under Part VI of FSMA

“New Ordinary Shares”	the Ordinary Shares to be issued by the Company pursuant to the Rights Issue

“Nil Paid Rights”	New Ordinary Shares in nil paid form to be provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue

“NYSE”	the New York Stock Exchange

“Ordinary Share”	an ordinary share of 25 pence in the share capital of the Company

“PRA”	Prudential Regulation Authority

“PRA Adjustments”	valuation adjustments applied by the PRA and deducted from Barclays’ CRD IV CET1 capital in the calculation of the PRA Leverage Ratio

“PRA Leverage Ratio”	a non risk-based ratio introduced by the PRA in June 2013 calculated as CRD IV CET1 capital after PRA Adjustments divided by CRD IV leverage exposure

“Prospectus”	the UK prospectus to be published by the Company relating to the Rights Issue in accordance with the Prospectus Rules

“Prospectus Directive”	European Directive 2003/71/EC, as amended

“Prospectus Rules”	the rules published by the FCA under section 73A FSMA

“Provisional Allotment Letter”

the provisional allotment letter expected to be issued to Qualifying Shareholders (who hold their Ordinary Shares in certificated form) in respect of New Ordinary Shares to be provisionally allotted to them pursuant to the Rights Issue

“Qualifying Shareholders”	holders of Ordinary Shares (including those represented by ADSs) who will be entitled to participate in the Rights Issue, as set out in the Prospectus (when published)

“Record Date”

the time (to be determined by the Company in due course) on which a holder of Ordinary Shares must be on the register of members of the Company in order to participate in the Rights Issue; the record date in respect of ADSs (also to be determined by the Company in due course) may differ

“Rights Issue”

the proposed offer by way of rights to Qualifying Shareholders to acquire New Ordinary Shares, on the terms and conditions to be set out in the Prospectus (or in the US Prospectus, as the case may be) and, where applicable, the Provisional Allotment Letter

“RoE”	return on equity

“RWA”	risk weighted asset

“Scrip Dividend Programme”	Barclays PLC’s scrip dividend programme

“SEC”	US Securities and Exchange Commission

“Shareholders”	holders of Ordinary Shares

“Sponsor”	Credit Suisse Securities (Europe) Limited in its capacity as sponsor

“Transitional CET1 ratio”

an estimated risk-based ratio calculated as CRD IV CET1 capital divided by CRD IV Risk Weighted Assets (after the application of transitional provisions set out in CRD IV and interpretive guidance dated 26 October 2012 published by the Financial Services Authority) and as disclosed in the Interim Results

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UKLA”	the FCA, acting in its capacity as the competent authority for the purposes of FSMA

“Underwriters”	the Initial Underwriters and the Additional Underwriters

“Underwriting Agreement”	the underwriting agreement dated today’s date between the Company, Barclays Investment Bank, the Underwriters and the Sponsor relating to the Rights Issue

“Underwritten Shares”

those New Ordinary Shares to be allotted pursuant to the Rights Issue (but excluding any New Ordinary Shares to be allotted under the Rights Issue as a result of any increase in the number of Ordinary Shares in issue after the date of the Underwriting Agreement but prior to the Record Date)

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“US Prospectus”	the prospectus pursuant to which the Rights Issue will be made to Qualifying Shareholders in the United States and ADS holders and which will form part of the US Registration Statement

“US Registration Statement”

the registration statement filed by Barclays on Form F-3 (Registration No. 333-173886) with the SEC as amended on 29 July 2013, which may be amended or supplemented thereafter in respect of additional information relating to the Rights Issue

Appendix 4

Certain non-IFRS measures

This announcement includes certain non-International Financial Reporting Standards (IFRS) measures. These non-IFRS measures are important to understanding the background of, and rationale for, the Rights Issue as well as Barclays’ capital and leverage position in light of the anticipated implementation of CRD IV and the introduction of the PRA Leverage Ratio target.

The CRD IV-based measures have been calculated on the basis of Barclays’ current interpretation of CRD IV and are not yet in force. Measures presented on a “transitional” basis are calculated by taking into account transitional provisions set out in CRD IV and interpretive guidance dated 26 October 2012 published by the FSA and assuming they were applied as at 30 June 2013. Measures presented on a “fully loaded” basis are calculated without applying CRD IV transitional provisions.

The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority (EBA) and on the final UK implementation of the rules. Barclays’ interpretation of CRD IV and the basis of Barclays’ calculation of CRD IV-based measures may be different from those of other financial institutions. This announcement includes the following CRD IV-based metrics, which are described in more detail in Appendix 3 (Definitions)

•

CRD IV CET1 on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital” table below for a reconciliation of CRD IV CET1 to Core Tier 1 capital, which is calculated on the basis currently applied to Barclays under existing UK regulatory requirements.

•

CRD IV risk weighted assets (RWAs) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital” table below for a reconciliation of CRD IV RWAs to RWAs calculated on the basis currently applied to Barclays under existing UK regulatory requirements.

•

Fully Loaded CET1 ratio and Transitional CET1 ratio, each representing CRD IV CET1 divided by CRD IV RWAs. See the “Estimated Impact of CRD IV– Capital” table below for a reconciliation of the components of the Fully Loaded CET1 ratio and Transitional CET1 ratio to the respective components of the Core Tier 1 ratio, which is calculated on the basis currently applied to Barclays under existing UK regulatory requirements.

•

CRD IV leverage exposure on a transitional and fully loaded basis. CRD IV leverage exposure makes certain adjustments to total assets in accordance with Barclays’ interpretation of CRD IV requirements. See the “Estimated Impact of CRD IV – Leverage” table below for a reconciliation of CRD IV leverage exposure to total assets.

•

CRD IV leverage ratio on a transitional and fully loaded basis, which represents CRD IV Tier 1 divided by CRD IV leverage exposure. See the “Estimated Impact of CRD IV– Capital” table below for a reconciliation of CRD IV CET1 to Core Tier 1 capital, and see the “Estimated Impact of CRD IV – Leverage” table below for a reconciliation of CRD IV leverage exposure to total assets.

The PRA-adjusted Fully Loaded CET1 and PRA Leverage Ratio apply the PRA Adjustments to Barclays’ fully loaded CRD IV CET1 capital base. The PRA Adjustments are shown in Appendix 1 of this announcement. A reconciliation of the PRA Leverage Ratio to Barclays’ CRD IV leverage ratio is also shown in the table entitled “Estimated CRDIV Leverage Ratio and PRA Leverage Ratio” in this announcement.

	CET1	CET1
	Transitional	Fully-loaded
	30.06.13	30.06.13
Estimated Impact of CRD IV – Capital	£bn	£bn
Core Tier 1 capital (FSA 2009 definition)	42.9	42.9
Risk Weighted Assets (RWA) (current Basel 2.5 rules)	387.2	387.2

Core Tier 1 ratio (Basel 2.5)	11.1%	11.1%

CRD IV impact on Core Tier 1 capital:
Adjustments not impacted by transitional provisions
Conversion from securitisation deductions to RWAs	0.8	0.8
Prudential Valuation Adjustment (PVA)	(2.1)	(2.1)
Other	(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles	6.1	—
Expected losses over impairment	0.4	(1.0)
Deferred tax assets deduction	(0.4)	(1.9)
Excess minority interest	(0.2)	(0.6)
Debit Valuation Adjustment (DVA)	(0.1)	(0.3)
Gains on available for sale equity and debt	—	0.5
Non-significant holdings in Financial Institutions	(0.5)	(2.5)
Mitigation of non-significant holdings in Financial Institutions	0.5	2.5

CET1 capital	47.2	38.1

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	32.2	32.2
Securitisation	19.0	19.0
Central Counterparty Clearing	21.7	21.7
Other	11.4	11.4

Gross Impact	84.3	84.3

RWAs (CRD IV)	471.5	471.5

CET1 ratio	10.0%	8.1%

		Final CRD IV text basis
Estimated Impact of CRD IV – Leverage		As at 30.06.13
Leverage exposure		£bn
Derivative financial instruments		403

Reverse repurchase agreements and other similar secured lending		223

Loans and Advances and other assets		907

Total assets		1,533

CRD IV exposure measure adjustments

Derivatives

Netting adjustments for derivatives		(324)

Potential Future Exposure on derivatives		308

Securities Financing Transactions (SFTs)

Remove net IFRS SFTs		(223)

Add leverage exposure measure for SFTs		93

Other adjustments

Undrawn commitments		190

Regulatory deductions and other adjustments		(18)

Fully-loaded CRD IV Leverage exposure measure		1,559

Transitional adjustments to assets deducted from Tier 1 Capital		2

Transitional CRD IV Leverage exposure measure		1,561

Leverage Ratio as at 30.06.13	Tier 1 Capital	Leverage ratio Final CRD IV text basis As at 30.06.13
	£bn	%
Transitional measure[1]	48.2	3.1
Adjusted fully loaded point measure[2]	47.9	3.1

Fully-loaded measure[3]	38.3	2.5

[1]

Tier 1 capital is calculated as the transitional CRD IV measure assuming 2013 is the first year of implementation. Regulatory deductions are adjusted to reflect the transitional impact on Tier 1 capital.

[2]	Tier 1 capital is calculated as the fully loaded CRD IV measure with all ineligible Tier 1 instruments added back. Regulatory deductions reflect the fully-loaded impact on Tier 1 capital.
[3]	Tier 1 capital is calculated as the fully loaded CRD IV measure. Regulatory deductions reflect the fully loaded impact on Tier 1 capital.

The defined terms set out in Appendix 3 apply in this announcement. Unless otherwise stated references to time contained in this announcement are to London time.

This announcement shall not constitute an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

The Prospectus, giving information on Barclays and containing details of the Rights Issue (including details of the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares to be offered pursuant to the Rights Issue) will not be posted to Qualifying Shareholders but is expected to be published on the Company’s website www.barclays.com in September 2013 (at which time it will be available in printed form to Qualifying Shareholders (other than those in the United States (see below)) who receive a notification of its availability on Barclays’ website from the relevant registrar of Barclays). The Provisional Allotment Letters are expected to be despatched on or around the date the Prospectus is published.

Notice to US investors and ADS holders

In the United States, the Rights Issue will be made pursuant to the US Prospectus that Barclays expects to file with the SEC in September 2013. The US Prospectus will describe, among other things, how ADS holders will be able to participate in the Rights Issue. Barclays has filed a registration statement on Form F-3 (including a base prospectus) (Registration No. 333-173886) with the SEC relating to its Ordinary Shares (the “US Registration Statement”) and for the offering to which this announcement relates. Before you invest, you should read the base prospectus in that registration statement, as it may be amended from time to time, the US Prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing Barclays’ website at www.barclays.com. Alternatively, copies of the base prospectus and, when available, the US Prospectus may be obtained by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or e-mail a request to barclaysprospectus@broadridge.com

Notice to all investors

Barclays Investment Bank, Credit Suisse Securities (Europe) Limited, Credit Suisse AG, London Branch, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited and Merrill Lynch International (together, the “Banks”) which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom and Deutsche Bank AG which is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and authorised and subject to limited regulation by the FCA in the United Kingdom, are acting for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on the Sponsor by the FSMA, none of the Banks accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied with respect to, the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays or Nil Paid Rights, Fully Paid Rights, Provisional Allotment Letters, New Ordinary Shares or the Rights Issue and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of the Banks accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, when published, the Prospectus and the US Registration Statement (including the US Prospectus) and, if given or made, such information or representations must not be relied on as having been authorised by Barclays or the Banks. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of Barclays since the date of this announcement or that the information in it is correct as at any subsequent date.

The Banks and their respective affiliates may, acting as investors for their own account, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise, subject to the provisions of the Underwriting Agreement. Accordingly, references in the Prospectus, once published, to Nil Paid Rights, Fully Paid Rights or New Ordinary Shares being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Banks and any of their affiliates acting as investors for their own account. Except as required by applicable law or regulation, none of the Banks propose to make any public disclosure in relation to such transactions.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable). The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information is subject to change.

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

The information in this press release may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction, or disclosure of this information in whole or in part is unauthorised. Failure to comply with this directive may result in a breach of the applicable laws of the jurisdictions in which distribution or release would be unlawful.

Prices and values of, and income from, securities may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. The contents of this announcement are not to be construed as legal, business, financial or tax advice. Each Shareholder or prospective investor should consult his, her or its own legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice.

Neither the content of Barclays’ website (or any other website) nor any website accessible by hyperlinks on Barclays’ website (or any other website) is incorporated in, or forms part of, this announcement.

Cautionary statement regarding forward-looking statements

This announcement may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Barclays.

Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “expect,” “estimate,” “projected,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays’ future financial position, income growth, assets, impairments, charges, business strategy, capital and leverage ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitment and targets in connection with the Transform programme, deleveraging actions (including the Leverage Plan), estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, U.K. domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued securities, volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, the policies and actions of governmental and regulatory authorities (including, among others the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and prudential capital and leverage rules, the outcome of current and future legal proceedings, future levels of Conduct Provisions, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays’ control. As a result of these uncertain events and circumstances, Barclays’ actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Company’s actual results to differ materially from the forward-looking statements contained in this announcement. Additional risks and factors are identified in Barclays’ filings with the SEC (as defined herein) including in Barclays’ Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which is available on the SEC’s website at http://www.sec.gov. You are also advised to read carefully the additional risks and other factors that will be identified in the prospectus and the US Prospectus before making any investment decision in the Rights Issue.

Written and/or oral forward-looking statements may also be made in the periodic reports to the SEC, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by Barclays’ Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the FCA, the London Stock Exchange, the Prospectus Directive, the Listing Rules, the Disclosure and Transparency Rules, the SEC or applicable law, Barclays, the Banks and their respective affiliates expressly disclaim any obligation or undertaking to update, review or revise any forward-looking statement contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or otherwise.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

You are advised to read this announcement and the Prospectus or the US Prospectus (as applicable) in their entirety for a further discussion of the factors that could affect Barclays’ future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur.